EXHIBIT 99.2
                                                                    ------------





                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the annual report of The Descartes Systems Group Inc., a Canadian company and foreign private issuer (the "Company"), on Form 40-F for the fiscal year ended January 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Colley Clarke, Executive Vice President and Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

     A signed original of this written statement required by Section 906 has been provided to The Descartes Systems Group Inc. and will be retained by The Descartes Systems Group Inc. and furnished to the Securities and Exchange Commission or its staff upon request.


     By: /s/ Colley Clarke
         -----------------------------------------
         Colley Clarke
         Executive Vice President
         and Chief Financial Officer


June 20, 2003